July 18, 2019

Eric L. Affeldt
Chief Executive Officer
Experience Investment Corp.
100 St. Paul Street, Suite 800
Denver, CO 80206

       Re: Experience Investment Corp.
           Draft Registration Statement on Form S-1
           Submitted June 26, 2019
           CIK 0001779128

Dear Mr. Affeldt:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 26, 2019

General

1. Please supplementally provide us copies of all written communications, as defined in Rule
       405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Calculation of Registration Fee, page 1

2. State the subparagraph of Rule 457 under the Securities Act which you used for calculating the registration fee.
 Eric L. Affeldt
Experience Investment Corp.
July 18, 2019
Page 2

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameEric L. Affeldt
                                                           Division of
Corporation Finance
Comapany NameExperience Investment Corp.
                                                           Office of
Manufacturing and
July 18, 2019 Page 2                                       Construction
FirstName LastName